UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)

February 26, 2016 (February 26, 2016)

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

(Exact name of registrant as specified in its charter)

Maryland	001-34452	27-0467113
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

c/o Apollo Global Management, LLC

9 West 57th Street, 43rd Floor

New York, New York 10019

(Address of principal executive offices including Zip Code)

(212) 515-3200

(Registrant’s telephone number, including area code)

N.A.

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On February 26, 2016, Apollo Commercial Real Estate Finance, Inc. (the “Company”) entered into (i) an Agreement and Plan of Merger (the “Merger Agreement”) with Apollo Residential Mortgage, Inc., a Maryland corporation (“AMTG”), and Arrow Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of the Company (“Merger Sub”). In connection with financing the transactions contemplated by the Merger Agreement, the Company has entered into a series of agreements with certain subsidiaries of Athene Holding Ltd. (“Athene”): (i) a Commitment Letter (the “Commitment Letter”) with Athene USA Corporation (“Athene USA”), (ii) an Asset Purchase and Sale Agreement (the “Asset Purchase Agreement”) with Athene Annuity & Life Assurance Company and Athene Annuity and Life Company (collectively, “Athene Annuity”), and (iii) a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Athene USA. In addition, concurrently with the execution of the Merger Agreement, the Company and its subsidiary, ACREFI Operating, LLC, entered into a letter agreement (the “Letter Agreement”), dated as of February 26, 2016, with ACREFI Management, LLC, its manager (the “Manager”) under the Management Agreement, dated as of September 29, 2009 (the “Management Agreement”). The Company and AMTG are externally managed and advised by the Manager and ARM Manager, LLC, respectively, each of which is an indirect subsidiary of Apollo Global Management, LLC.

Merger Agreement

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub will merge with and into AMTG, with AMTG continuing as the surviving corporation (the “First Merger”) and (ii) promptly thereafter, AMTG will merge with and into the Company, with the Company continuing as the surviving corporation (the “Second Merger,” and together with the First Merger, the “Mergers”). The amount of the consideration payable in the First Merger will be determined based on the book value of AMTG as of the date that is three business days prior to the date on which the definitive proxy statement relating to the Mergers is mailed to AMTG’s stockholders (the “Pricing Date”).

At the effective time of the First Merger, each outstanding share of common stock, par value $0.01 per share, of AMTG (“AMTG Common Stock”) will be automatically converted into the right to receive (i) a number of shares of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”) equal to 13,400,000 divided by the number of shares of AMTG Common Stock outstanding as of the Pricing Date, on a fully diluted basis (calculated after giving effect to the vesting of all AMTG Restricted Shares (defined below)) (the “Per Share Stock Consideration”) and (ii) an amount of cash (the “Per Share Cash Consideration”) equal to (A) 89.25% of AMTG’s book value per share as of the Pricing Date minus (B) the value of the Per Share Stock Consideration (based on a fixed per share value of Company Common Stock of $16.75), less (C) the per share amount of any dividend declared or paid by AMTG between the Pricing Date and the effective time of the First Merger, plus (D) in the event the First Merger does not occur within 45 days of the Pricing Date, an amount of cash equal to 3% of AMTG’s book value as of the Pricing Date on an annualized basis accruing daily beginning on and including the 45th day following the Pricing Date and ending on, but excluding, the last business day prior to the date on which the First Merger occurs, divided by the number of shares of AMTG Common Stock outstanding as of the Pricing Date, on a fully diluted basis (calculated after giving effect to the vesting of all AMTG Restricted Shares (defined below)). Immediately prior to the effective time of the First Merger, each outstanding share of restricted stock or restricted stock unit that settles for shares of AMTG Common Stock (collectively, the “AMTG Restricted Shares”) which was not then vested will vest and be converted into the right to receive, with respect to the share of AMTG Common Stock underlying such AMTG Restricted Share, the Per Share Stock Consideration and the Per Share Cash Consideration.

At the effective time of the Second Merger, each share of AMTG’s 8.00% Series A Cumulative Redeemable Preferred Perpetual Stock, par value $0.01 per share, will be automatically converted into and become the right to receive one newly issued share of preferred stock, par value $0.01 per share, of a newly-designated series of the Company’s preferred stock, which the Company expects will be classified and designated as 8.00% Series C Cumulative Redeemable Preferred Perpetual Stock.

The closing of the Mergers is subject to the satisfaction of customary closing conditions, including, among others, the registration and listing of the shares of Company Common Stock that will be issued in the Mergers and the approval and adoption of the Merger Agreement by the holders of a majority of the shares of AMTG Common Stock entitled to vote on the transaction, including a majority of the votes entitled to be cast by persons unaffiliated with Apollo Global Management, LLC.

The Merger Agreement contains customary representations, warranties and covenants of each party, including, covenants providing for the Company and AMTG and their respective subsidiaries (i) to conduct their respective businesses in all material respects in the ordinary course of business and in a manner consistent with past practice during the period between the execution of the Merger Agreement and the effective time of the First Merger, (ii) not to engage in certain kinds of transactions during such period, and (iii) only with respect to AMTG, to convene and hold a meeting of its stockholders to consider and vote upon the approval of the First Merger.

The Merger Agreement provides AMTG with a limited “go-shop” period which commences on the date of the Merger Agreement and expires at 11:59 p.m., Eastern time, on April 1, 2016 (the “Go-Shop Period”), during which AMTG and its representatives may (i) initiate, solicit, facilitate and encourage any inquiry or the making of any proposals or offers relating to certain alternative transactions, including by providing access to non-public information relating to AMTG and its subsidiaries pursuant to a confidentiality agreement and (ii) engage and enter into, continue and otherwise participate in discussions or negotiations with respect to potential alternative transactions or otherwise cooperate with, or assist or participate in, or facilitate, any such inquiries, proposals, discussions or negotiations.

Following the expiration of the Go-Shop Period, AMTG will be subject to customary “no shop” restrictions prohibiting AMTG, its subsidiaries and their respective representatives from (i) initiating, soliciting, knowingly facilitating and knowingly encouraging any inquiry regarding, or the making of any proposals or offers that constitutes, or would reasonably be expected to lead to an alternative transaction, (ii) furnishing any non-public information regarding AMTG to any third party or (iii) engaging in, entering into, continuing or otherwise participating in any discussions or negotiations regarding, or providing any information concerning AMTG or its subsidiaries or afford access to AMTG’s or its subsidiaries’ books, records, management, employees or properties to any third party (other than discussions in the ordinary course of business). However, after the Go-Shop Period, AMTG may continue to engage in discussions and negotiations with any third party that made a bona fide alternative acquisition proposal prior to the end of the Go-Shop Period that remains pending and has not been withdrawn and that AMTG’s board of directors, or a committee thereof, determines in good faith constitutes or would be reasonably expected to lead to a superior proposal (such third party, an “Excluded Party”).

At any time prior to obtaining the AMTG Requisite Vote, under specified circumstances AMTG’s board of directors may change its recommendation regarding the Mergers and, if such change of recommendation is made in response to a proposal that the AMTG board of directors has determined in good faith (after consultation with outside legal counsel and a nationally recognized financial advisor) remains a “superior proposal”, after taking into account any changes to the terms of the Merger Agreement proposed by the Company, AMTG may terminate the Merger Agreement to accept such superior proposal upon payment of the termination fee described below.

The Merger Agreement contains certain termination rights for both the Company and AMTG, including if the Mergers are not completed on or before August 26, 2016 (subject to extension under certain circumstances), or if the AMTG Requisite Vote is not obtained. In the event of a termination of the Merger Agreement under certain circumstances, including termination of the Merger Agreement by the Company as a result of a change of recommendation by AMTG’s board of directors or a termination by AMTG to accept a superior proposal, AMTG will be required to pay the Company a termination fee of (i) $7.5 million if such termination occurs in respect of a superior proposal from an Excluded Party or (ii) in all other circumstances where the Company is obligated to pay a termination fee, $12 million. In addition, upon termination of the Merger Agreement by the Company or AMTG under specified circumstances, AMTG will be required to reimburse the Company for its transaction expenses, up to a maximum of $6.0 million.

This summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, Merger Sub or any of their respective subsidiaries or affiliates.

The representations and warranties of each of the parties set forth in the Merger Agreement have been made solely for the benefit of the other parties to the Merger Agreement and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties (i) have been qualified by disclosures made to the other parties in connection with the Merger Agreement, (ii) are subject to the materiality standards contained in the Merger Agreement that may differ from what may be viewed as material by investors, and (iii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.

Arrangements with Athene

Asset Purchase Agreement

Under the terms of the Asset Purchase Agreement, promptly following the consummation of the First Merger, Athene Annuity will purchase from the Company, and the Company will sell to Athene Annuity, up to approximately $1.2 billion (subject to increase or decrease in certain circumstances) of primarily non-Agency residential mortgage backed securities at a price to be set (based on a pre-agreed methodology) as of the Pricing Date (the “Asset Sale”).

The closing of the Asset Sale is subject to the consummation of the First Merger in accordance with the terms of the Merger Agreement and other customary closing conditions. Each party is allowed to terminate the Asset Purchase Agreement under certain circumstances, including, among other things, (i) if the Merger Agreement is terminated in accordance with its terms, or (ii) if the other party has breached any of its representations, warranties, covenants or agreements and such breach would prevent the satisfaction of such party’s closing conditions and such breach cannot be cured prior to the closing of the Asset Sale.

This summary description of the Asset Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Asset Purchase Agreement, a copy of which is attached hereto as Exhibit 2.2 and incorporated herein by reference. The Asset Purchase Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company or any of its subsidiaries or affiliates.

The representations and warranties of each of the parties set forth in the Asset Purchase Agreement have been made solely for the benefit of the other parties to the Asset Purchase Agreement and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties (i) have been qualified by disclosures made to the other parties in connection with the Asset Purchase Agreement, (ii) are subject to the materiality standards contained in the Asset Purchase Agreement that may differ from what may be viewed as material by investors, and (iii) were made only as of the date of the Asset Purchase Agreement or such other date as is specified in the Asset Purchase Agreement.

Stock Purchase Agreement

Under the Stock Purchase Agreement, Athene has committed to purchase (or cause one of its subsidiaries to purchase), during the first thirty (30) trading days following the closing of the Mergers, up to $20 million (subject to reduction in certain circumstances) shares of Company Common Stock in the open market at the then-current market price if the quoted price of a share of Company Common Stock on the New York Stock Exchange at any time during such specified period is less than $16.75 (which is the price per share at which the Company Common Stock will be issued to holders of AMTG Common Stock upon effectiveness of the First Merger). In order to fulfill its purchase obligations under the Stock Purchase Agreement, Athene USA will adopt and enter into a purchase plan established for purposes of complying with Rule 10b5-1 and Rule 10b-18 as promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, with one or more broker-dealers or other agents. The Stock Purchase Agreement will automatically terminate upon the termination of the Merger Agreement or, subject to certain exceptions, the Asset Purchase Agreement in accordance with their respective terms.

This summary description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference. The Stock Purchase Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company or any of its subsidiaries or affiliates.

The representations and warranties of each of the parties set forth in the Stock Purchase Agreement have been made solely for the benefit of the other parties to the Stock Purchase Agreement and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties (i) have been qualified by disclosures made to the other parties in connection with the Stock Purchase Agreement, (ii) are subject to the materiality standards contained in the Stock Purchase Agreement that may differ from what may be viewed as material by investors, and (iii) were made only as of the date of the Stock Purchase Agreement or such other date as is specified in the Stock Purchase Agreement.

Commitment Letter

Under the Commitment Letter, Athene USA has committed to provide the Company with up to $200 million of term loans to consummate the Mergers (the “Loan Commitment”). The loans made pursuant to the Loan Commitment will be secured by liens on the equity interests of, and guaranteed by, certain of the Company’s subsidiaries and will mature within 364 days of funding. The Loan Commitment will be reduced, and any loans made thereunder are required to be repaid, by (i) 100% of the net cash proceeds from the sale of non-Agency residential mortgage backed securities in accordance with the Asset Purchase Agreement and (ii) 100% of the net proceeds from any issuance of debt by the Company and its subsidiaries. The Commitment Letter contains conditions to funding customary for commitments of this type. The description of the Commitment Letter above does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Letter, which is attached as Exhibit 10.2 to this Form 8-K and incorporated herein by reference.

Letter Agreement with the Manager

Concurrently with the execution of the Merger Agreement, the Company entered into the Letter Agreement with the Manager, pursuant to which the Manager has agreed to perform such services and activities as may be necessary to enable the Company to consummate the Mergers and the other transactions contemplated by the Merger Agreement. In consideration of the services provided and to be provided to the Company by the Manager in connection with the Mergers and the process leading to the Mergers, the Company agreed to pay the Manager an aggregate amount of up to $500,000, in monthly installments of $150,000 payable on the first of each calendar month between the execution of the Merger Agreement and the closing of the Mergers.

The Letter Agreement also provides that, following the closing of the transactions, and in accordance with the provisions of the Management Agreement, an additional amount (based on an agreed formula) will be added to Stockholders’ Equity (as defined in the Management Agreement) for purposes of calculating the amount of the management fee payable by the Company to the Manager pursuant to the Management Agreement. In addition, the Manager acknowledged that, as a result of the Second Merger, the management agreement between AMTG and its manager, ARM Manager, LLC (the “AMTG Management Agreement”), will be assigned to the Company and, following the Mergers, any management fees paid by the Company to ARM Manager, LLC pursuant to the AMTG Management Agreement will offset, and therefore reduce (but not below zero), the Company’s obligation to pay corresponding management fees to the Manager under of Management Agreement. This summary description of the Letter Agreement with the Manager does not purport to be complete and is qualified in its entirely by reference to the Letter Agreement, a copy of which is attached hereto as Exhibit 10.3 and incorporated herein by reference.

Item 5.03	Amendment to Articles of Incorporation or Bylaws.

Effective February 26, 2016, all of the members of the Board of Directors (with the exception of Mark Biderman, who recused himself) of the Company approved and adopted an amendment to the Bylaws (the

“Bylaws”) of the Company. The amendment designates the Circuit Court for Baltimore City, Maryland (or, if that court does not have jurisdiction because the action asserts a federal claim, the United States District Court for the District of Maryland, Baltimore Division) for certain claims or proceedings brought against the Company or its directors, officers, employees or agents.

The Bylaws are otherwise unchanged.

The foregoing description is qualified in its entirety by reference to the Amendment to Bylaws of the Company, a copy of which is filed as Exhibit 3.1 and incorporated by reference herein.

Item 7.01	Regulation FD Disclosure.

On February 26, 2016, the Company issued a press release announcing the execution of the Merger Agreement, the Asset Purchase Agreement, the Stock Purchase Agreement and the Commitment Letter, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibits

2.1	Agreement and Plan of Merger, dated as of February 26, 2016, by and among Apollo Commercial Real Estate Finance, Inc., Arrow Merger Sub, Inc. and Apollo Residential Mortgage, Inc.*

2.2	Asset Purchase and Sale Agreement, dated as of February 26, 2016, by and among Apollo Commercial Real Estate Finance, Inc., Athene Annuity & Life Assurance Company and Athene Annuity and Life Company*

3.1	Amendment to Bylaws of Apollo Commercial Real Estate Finance, Inc.

10.1	Stock Purchase Agreement, dated as of February 26, 2016, by and between Apollo Commercial Real Estate Finance, Inc. and Athene USA Corporation

10.2	Commitment Letter, dated as of February 26, 2016, by and among Athene USA Corporation, Apollo Commercial Real Estate Finance, Inc. and Arrow Merger Sub, Inc.

10.3	Letter Agreement, dated as of February 26, 2016 by and among Apollo Commercial Real Estate Finance, Inc., ACREFI Operating, LLC and ACREFI Management, LLC

99.1	Press Release of Apollo Commercial Real Estate Finance, Inc. and Apollo Residential Mortgage, Inc. dated February 26, 2016

*	Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

Forward-Looking Statements

This Form 8-K contains, and other written or oral statements made by or on behalf of the Company may include, forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, we or our executive officers on our behalf, may from time to time make forward-looking statements in reports and other documents that are filed with the Securities and Exchange Commission (SEC) or in connection with oral statements made to the press, potential investors or others. Specifically, forward-looking statements may include, but are not limited to, statements relating to our future economic performance, business prospects, revenue, income, and financial condition; and statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,” “will,” “anticipates,” and similar terms that relate to future events, performance, or our results. Examples of forward-looking statements in this press release include, but are not limited to, statements about the price, terms and closing date of the proposed transaction and statements regarding stockholder and regulatory approvals. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results, expectations, or outcomes to differ materially from our historical experience as well as management’s present expectations or projections. These risks and uncertainties include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (ii) the inability to complete the proposed merger due to the failure of AMTG to obtain AMTG Requisite Vote or the failure to satisfy other conditions of the Mergers within the proposed timeframe or at all; (iii) the failure to obtain the necessary financing arrangements as set forth in the debt commitment letter entered into in connection with the Merger Agreement; (iv) risks related to disruption of management’s attention from the Company’s ongoing business operations due to the transaction; (v) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against the Company and others relating to the Merger Agreement; (vi) the risk that the pendency of the Mergers disrupts current plans and operations and the potential difficulties in retention of our manager’s employees as a result of the pendency of the Mergers; (vii) the effect of the announcement of the proposed transaction on the Company’s operating results and business generally; and (viii) the amount of the costs, fees, expenses and charges related to the Mergers. Consider these factors carefully in evaluating the forward-looking statements. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 26, 2015, and other filings with the SEC, which are available at www.sec.gov. The forward-looking statements represent the Company’s views as of the date on which such statements were made and the Company undertakes no obligation to publicly update such forward-looking statements.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management and employees of the Company may be deemed to be “participants” in the solicitation of proxies from the stockholders of AMTG in connection with the Mergers. Information regarding the interests of the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of AMTG in connection with the Mergers, which may be different than those of AMTG’s stockholders generally, will be set forth in the proxy statement and the other relevant documents to be filed by AMTG with the SEC. Stockholders can find information about the Company and its directors and executive officers and their ownership of the Company’s common stock in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014 and in its definitive proxy statement relating to its 2015 annual meeting of stockholders filed with the SEC on March 19, 2015. Additional information regarding the interests of such individuals in the Mergers will be included in the proxy statement relating to the merger when it is filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and the Company’s website at www.apolloreit.com.

Important Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of AMTG by the Company. In connection with the proposed transaction, AMTG will file with the SEC and furnish to its stockholders a registration statement and other relevant documents. AMTG’S STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the registration statement (when it becomes available) and other relevant documents filed by the Company with the SEC at the SEC’s Web site at http://www.sec.gov. The registration statement and such other documents filed by the Company with the SEC may also be obtained for free from the Investor Relations section of the Company’s web site (https://www.apolloreit.com/) or by directing a request to: Apollo Commercial Real Estate Finance, Inc., c/o Apollo Global Management, LLC, 9 West 57th Street, 43rd Floor, New York, NY 10019, Attention: Investor Relations.

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the registration statement or any other document that the Company may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.
(Registrant)

Dated: February 26, 2016	By:	/s/ Stuart A. Rothstein
	Name:	Stuart A. Rothstein
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

2.1	Agreement and Plan of Merger, dated as of February 26, 2016, by and among Apollo Commercial Real Estate Finance, Inc., Arrow Merger Sub, Inc. and Apollo Residential Mortgage, Inc.*

2.2	Asset Purchase and Sale Agreement, dated as of February 26, 2016, by and among Apollo Commercial Real Estate Finance, Inc., Athene Annuity & Life Assurance Company and Athene Annuity and Life Company*

3.1	Amendment to Bylaws of Apollo Commercial Real Estate Finance, Inc.

10.1	Stock Purchase Agreement, dated as of February 26, 2016, by and between Apollo Commercial Real Estate Finance, Inc. and Athene USA Corporation

10.2	Commitment Letter, dated as of February 26, 2016, by and among Athene USA Corporation, Apollo Commercial Real Estate Finance, Inc. and Arrow Merger Sub, Inc.

10.3	Letter Agreement, dated as of February 26, 2016 by and among Apollo Commercial Real Estate Finance, Inc., ACREFI Operating, LLC and ACREFI Management, LLC

99.1	Press Release of Apollo Commercial Real Estate Finance, Inc. and Apollo Residential Mortgage, Inc. dated February 26, 2016

*	Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.